UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

                    Under the Securities Exchange Act of 1934
                                    ( )  ( )

                         Triathlon Broadcasting Company
                                (Name of Issuer)


                              Class A Common Stock
                         (Title of Class of Securities)


                                    89589P106
                                 (CUSIP Number)


                                    3/8/1999
             (Date of Event Which Requires Filing of this Statement)

     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               Page 1 of 5 Pages

CUSIP No. 89589P106                    13G                     Page 2 of 5 Pages
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Mentor Partners, L.P.    Employer I.D. # 06-126-0469
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group
                                    a.  |_|
                                    b.  |X|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Citizenship or Place of Organization

      State of Delaware
--------------------------------------------------------------------------------
                  5     Sole Voting Power
  Number of
   Shares               392,502
Beneficially            --------------------------------------------------------
  Owned By        6     Shared Voting Power
    Each
  Reporting             0
   Person               --------------------------------------------------------
    With          7     Sole Dispositive Power

                        392,502
                        --------------------------------------------------------
                  8     Shared Dispositive Power

                        0
--------------------------------------------------------------------------------
9     Aggregate Amount Beneficially Owned by Each Reporting Person

      392,502
--------------------------------------------------------------------------------
10    Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares  |_|


--------------------------------------------------------------------------------
11    Percent of Class Represented By Amount in Row (9)

      11.1%
--------------------------------------------------------------------------------
12    Type of Reporting Person

      PN
--------------------------------------------------------------------------------


                    SEE INSTRUCTIONS BEFORE FILLING OUT!


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


Item 1(a).  Name of Issuer:

     The name of the issuer is Triathlon Broadcasting Company (the "Issuer").

Item 1(b).  Address of Issuer's Principal Executive Offices:

     The Issuer's principal executive offices are located at Symphony Towers, 750 B Street, Suite 1920 San Diego, California 92101

Item 2(a).  Name of Person Filing:

     This report is being filed by Mentor Partners, L.P. (the "Reporting
Person").

Item 2(b).  Address of Principal Business Office or, if None, Residence:

     The Reporting Person's principal business address is 500 Park Avenue, New York, New York 10022.

Item 2(c).  Citizenship:

     The Reporting Person is a limited partnership organized under the laws of Delaware.

Item 2(d).  Title of Class of Securities:

     The report covers the Issuer's Class A Common Stock (the "Shares"), par value $.01 per share.

Item 2(e).  CUSIP Number:

     The CUSIP number of the Class A Common Shares is 89589P106.

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
        (c), Check Whether the Person Filing is a:

     (a) |_| Broker and dealer registered under Section 15 of the Exchange Act.

     (b) |_| Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c) |_| Insurance company as defined in Section 3(a)(19) of the Exchange
     Act.

     (d) |_| Investment company registered under Section 8 of the Investment Company Act.

     (e) |_| An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

     (f) |_| An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) |_| A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) |_| A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j) |_| Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


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



     If this statement is filed pursuant to Rule 13d-1(c), check this box. |X|

Item 4. Ownership

     (a) Amount beneficially owned: As of March 8, 1999 the Reporting Person beneficially owned or had the right to acquire 392,502 shares (the "Shares") of Class A Common Stock which includes (i) 31,100 shares of Class A Common Stock held directly by the Reporting Person, 418,700 shares of Depositary Preferred Stock which is convertible into 348,902 Shares and
     (ii) 12,500 shares of Class A Common Stock held by Mentor Offshore Fund Limited ("Offshore"), a Cayman Islands company. The general partner of the Reporting Person acts as the investment advisor to Offshore and votes shares held by Offshore.

     (b) Percent of class: As of February 1, 1999, the Issuer had outstanding 3,175,645 shares of Class A Common Stock. The 392,502 shares of Common Stock held beneficially by the Reporting Person represented 11.1% of the outstanding shares of Class A Common Stock if the filer's Depositary Preferred Stock were converted.

     (c) Number of Shares as to which the Reporting Person has:

              (i)    sole power to vote or direct the vote - 392,502 shares;

              (ii)   shared power to vote or to direct the vote -- none;

              (iii) sole power to dispose or direct the disposition of -- 392,502 shares; and

              (iv) shared power to dispose or to direct the disposition of -- none.

Item 5.  Ownership of Five Percent or Less of a Class

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_|.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

     Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired The Security Being Reported on By The Parent Holding Company

     Not applicable.

Item 8. Identification and Classification of Members of the Group

     Not applicable.

Item 9. Notice of Dissolution of Group

     Not applicable.

Item 10. Certification

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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



                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                  March 18, 1999
                                            -----------------------------
                                                       (Date)


                                                 /s/ Daniel R. Tisch
                                            -----------------------------
                                                     (Signature)

                                            Daniel R. Tisch
                                            Authorized Signatory
                                            MENTOR PARTNERS, L.P.
                                            -----------------------------
                                                    (Name/Title)


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